January 19, 2007
VIA EDGAR
Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Cadbury Schweppes Public Limited Company Form 20-F for the Fiscal Year Ended January 1, 2006 Filed April 11, 2006, Amended October 23, 2006
Dear Ms. Blye:
We refer to your December 21, 2006 letter to Hester Blanks, Group Secretary of Cadbury Schweppes Public Limited Company (the “Company”) regarding the above-referenced filing, and the letter dated January 16, 2007, of our U.S. counsel, Morgan, Lewis & Bockius LLP, setting forth the Company’s response.
In connection with such response to your comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

By:	/s/ Hester Blanks ______________________________ Hester Blanks Group Secretary